EXHIBIT 99.1

NewsRelease
TransCanada to Transport U.S. Crude Oil from Cushing, Oklahoma to the U.S. Gulf Coast

CALGARY, Alberta – January 26, 2011 – TransCanada Corporation (TransCanada) (TSX, NYSE: TRP) has received sufficient contractual support to proceed with its Cushing Marketlink project which will have the ability to provide transportation of 150,000 barrels per day (bbl/d) of U.S. crude oil production from Cushing, Oklahoma to the U.S. Gulf Coast.

“This project will create a direct link between Cushing, the largest crude oil storage hub in the world, and North America’s largest refinery complex, the U.S. Gulf Coast,” said Russ Girling, TransCanada’s president and chief executive officer. “Combined with our Bakken Marketlink project, these two projects will have the pipeline capacity to transport up to 250,000 barrels per day of U.S. crude oil production by connecting to facilities that form part of the Keystone XL system.”

The proposed Keystone XL route through Cushing, Oklahoma positions TransCanada to provide cost-effective pipeline capacity from the region to the U.S. Gulf Coast. Additional pipeline capacity from Cushing to the U.S. Gulf Coast is expected to contribute to reducing the discount U.S. crude oil producers are experiencing at Cushing.

The project is expected to be in service in the first quarter of 2013, subject to the receipt of necessary regulatory approvals.

Keystone XL has support in the U.S. and will reduce America’s dependence on crude oil from Venezuela and the Middle East by up to 40 per cent.  The expansion will also create 20,000 jobs for American workers and inject $20 billion into the U.S. economy.

With more than 50 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

TRANSCANADA FORWARD-LOOKING INFORMATION
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion.  All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha	403.920.7859 800.608.7859
Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522